UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RADIANT LOGISTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75025X100

(CUSIP Number)

Stephen M. Cohen

c/o Fox Rothschild LLP

2000 Market Street, 20th Floor

Philadelphia, PA 19103

                                                           (215) 299-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 21, 2015

Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75025X100

(1)	Names of reporting persons Stephen M. Cohen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 2,170,667
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 2,170,667
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 2,170,667
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.5% (1)
(14)	Type of reporting person (see instructions) IN
(1)

Based on 48,696,558 shares of Common Stock (as defined below) stated to be outstanding as of July 21, 2015, after taking into account the completion of the Issuer’s most recent public offering of its Common Stock, as set forth in the final prospectus supplement filed with the Securities and Exchange Commission on July 17, 2015.

CUSIP No. 75025X100

(1)	Names of reporting persons Ruth Cohen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the prior statement on Schedule 13D (as previously amended, the “Statement”) as filed by Stephen M. Cohen and Ruth Cohen related to the common stock, $0.001 par value per share (the “Common Stock”), of Radiant Logistics, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein that are not defined shall have the meanings ascribed to such terms in the Statement.  In the event that any disclosure contained in this Amendment No. 2 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 2. This Amendment No. 2 is the final amendment to the Statement and is an exit filing for Stephen M. Cohen and Ruth Cohen.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 2.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 2.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by deleting the last paragraph of the prior disclosure and adding the following:

On July 21, 2015, the reporting persons sold 199,333 shares (the “Shares”) of Common Stock in an underwritten public offering (the “July 2015 Offering”) as contemplated by an Underwriting Agreement, dated July 16, 2015, by and among Radiant Logistics, Inc., certain of its stockholders, and the several underwriters named therein for whom Cowen and Company, LLC and BB&T Capital Markets, a division of BB&T Securities, LLC are acting as representatives (the “Underwriting Agreement”), and set forth in a final prospectus supplement dated July 17, 2015, as filed by the Issuer with the SEC, which supplements the prospectus, dated May 28, 2015, contained in the registration statement on Form S-3 (File No. 333-203821). After deducting underwriting discounts, the reporting persons received net proceeds (before expenses) of approximately $1.26 million (or $6.345 per share) from the sale of the Shares.

Except as set forth herein, the reporting persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the reporting persons, conditions in the securities market and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional shares of Common Stock in the open market or in privately negotiated transactions; or (iii) selling some or all of their shares of Common Stock in the open market or in privately negotiated transactions.  In addition, the reporting persons have been listed as a selling stockholder in the Issuer’s Registration Statement on Form S-3 for up to 500,000 shares, of which 300,667 shares remain after the recent sale described above. The reporting persons may, at any time, sell all or any portion of such remaining shares pursuant to a prospectus (and any prospectus supplement thereto) under such Registration Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a) and (b) thereof and inserting the following:

(a)     This filing relates to 2,170,667 shares of Common Stock of the Issuer representing 4.5% of the issued and outstanding shares of Common Stock. Although Mrs. Cohen is the sole record owner and sole economic beneficiary of the shares, she intends to rely solely and exclusively upon the advice of Mr. Cohen with respect to the voting and disposition of the shares. Accordingly, Mr. Cohen is deemed to be the beneficial owner of the shares for the purposes of the federal securities laws.

(b)     Mr. Cohen has the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of all of the 2,170,667 shares of Common Stock.

(c)     On July 21, 2015, the reporting persons sold the Shares in the July 2015 Offering, as contemplated by the Underwriting Agreement and set forth in a final prospectus supplement dated July 17, 2015, as filed by the Issuer with the SEC, which supplements the prospectus, dated May 28, 2015, contained in the registration statement on Form S-3 (File No. 333-203821). After deducting underwriting discounts, the reporting persons received aggregate net proceeds (before expenses) of approximately $1.26 million (or $6.345 per share) from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In the July 2015 Offering, the reporting persons sold to the underwriters pursuant to the Underwriting Agreement the Shares at a purchase price of $6.345 per share. In addition, in connection with the July 2015 Offering, Mrs. Cohen entered into a Lock-Up Agreement, which restricts her from selling shares of Common Stock (or securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of ninety days, subject to certain exceptions. The form of Lock-Up Agreement is attached as Exhibit I to the Underwriting Agreement.

The description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.3

Underwriting Agreement, dated July 16, 2015, by and among Radiant Logistics, Inc., certain of its stockholders, and the several underwriters named therein for whom Cowen and Company, LLC and BB&T Capital Markets, a division of BB&T Securities, LLC are acting as representatives (incorporated by reference to Exhibit 1.1 to the Current Report of Radiant Logistics, Inc. on Form 8-K, filed with the SEC on July 17, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2015
/s/ Stephen M. Cohen
Stephen M. Cohen

/s/ Ruth Cohen
Ruth Cohen